January 17, 2008

Mail Stop 6010

By U.S. Mail and facsimile to (330) 471–4041

Mr. James W. Griffith
Chief Executive Officer
Timken Co.
1835 Dueber Avenue, SW
Canton, Ohio 44706

> **Re:** **Timken Co.**
> **Definitive 14A**
> **Filed on March 23, 2007**
> **File Number 001-01169**

Dear Mr. Griffith:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3612.

Sincerely,

Michael Reedich
Special Counsel